                                                                    Exhibit 99.1



N E W S   R E L E A S E
--------------------------------------------------------------------------------


INVESTOR CONTACTS:

Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com


MEDIA CONTACTS:

Chartered U.S.:                                Chartered Singapore:
Tiffany Sparks                                 Maggie Tan
(1) 408.941.1185                               (65) 6360.4705
tiffanys@charteredsemi.com                     tanmaggie@charteredsemi.com




             CHARTERED REITERATES REVENUE GUIDANCE FOR FIRST QUARTER

SINGAPORE - March 11, 2003 - Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world's top three silicon foundries, reaffirmed its first-quarter revenue guidance, which was originally provided on January 29, 2003.

"There continues to be a great deal of uncertainty in the global economies; however, we still expect Chartered's total business base revenues, which include our share of SMP, to increase approximately 5 to 10% sequentially this quarter," said George Thomas, vice president & CFO of Chartered. "At the customer level, we've seen only very minor changes in demand this quarter. We continue to benefit from gains we are making in 0.18-micron and below product, and we still expect a revenue percentage contribution in the low 40s this quarter, compared to 10% in first quarter 2002."

In its guidance update, the Company indicated that it has not changed its first-quarter outlook for revenues, Average Selling Price (ASP) and utilization. With regard to net loss, the outlook is as follows:

- As indicated in Chartered's February 13, 2003 press release, the Company expects to incur a charge of approximately $4 million in the first quarter in connection with the phase out of Fab 1. This was not included in the Company's original first-quarter guidance, which was a net loss of approximately $96 million to $99 million.

- Chartered expects to record a gain of approximately $29 million in the first quarter, including approximately $1.7 million attributable to Chartered's share of Silicon Manufacturing Partners (SMP or Fab 5), associated with the conclusion of its Economic Value Added (EVA) employee bonus plan. Given the significant change in market conditions over the last two years, the Company has decided to conclude the existing EVA plan and replace it with a plan more appropriate for the current conditions. The non-cash $29 million gain was not included in the Company's original first-quarter guidance.

- Based on the $4 million Fab 1 related loss and the $29 million bonus reversal impact, the Company's new guidance for first-quarter net loss is approximately $71 million to $74 million.

In summary, Chartered's guidance for first quarter 2003, based on current market and customer trends, is as follows:

- Revenues: down approximately 5-10% sequentially. Revenues including Chartered's share of SMP, up approximately 5-10% sequentially. SMP is a minority-owned joint-venture company and therefore, under the Company's US GAAP reporting, its revenues are not consolidated

- ASP: down approximately 10% sequentially. ASP including Chartered's share of SMP, essentially flat sequentially

-    Utilization: in the low 40s

- Net loss: approximately $71 million to $74 million ($96 million to $99 million loss excluding impact of Fab 1 phase out and bonus reversal)

- Loss per ADS: approximately $0.28 to $0.30 ($0.38 to $0.40 loss excluding impact of Fab 1 phase out and bonus reversal)

Chartered plans to release its first-quarter 2003 earnings on Thursday, April 17, 2003, Singapore time, before the Singapore market opens.

Chartered's original guidance for first-quarter 2003 was published in the Company's fourth-quarter 2002 earnings release which can be found at http://investor.charteredsemi.com/releases.cfm.

ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab, which will be developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,500 employees are based at 11 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the first quarter of 2003 including our projected revenues (including Chartered's share of SMP), average selling prices, utilization, net loss and loss per ADS; our expected revenue percentage contribution from 0.18-micron and below product; the charge relating to the phase out of Fab 1 and the gain associated with our bonus plan reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer segments; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the successful implementation of our partnership, technology and supply alliances; our ability to retain our Fab 1 employees during the transition period and to effect a smooth transfer of business from Fab 1 to Fab 2; and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.